Exhibit 99.1

Canaan Inc. Reports Unaudited First Quarter 2022 Financial Results

BEIJING, May 19, 2022 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months ended March 31, 2022.

First Quarter 2022 Operating and Financial Highlights

Total computing power sold was 4.3 million Thash/s, representing an increase of 119.1% from 2.0 million Thash/s in the same period of 2021.

Revenues were RMB1,356.1 million (US$213.9 million), representing an increase of 236.7% from RMB402.8 million in the same period of 2021.

Gross profit was RMB829.8 million (US$130.9 million), representing an increase of 327.2% from RMB194.2 million in the same period of 2021.

Net income was RMB441.6 million (US$69.7 million), compared to a net income of RMB1.2 million in the same period of 2021.

Non-GAAP adjusted net income was RMB543.4 million (US$85.7 million), representing an increase of 279.5% from RMB143.2 million in the same period of 2021.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “We kicked off the year 2022 in an increasingly unpredictable environment due to macroeconomic uncertainties and logistic disruptions caused by the COVID-19 pandemic. While confronting these challenges, we remained steadfast in our commitment to strengthening our partnerships with clients and expanding our global coverage. As a result, our computing power sold in the first quarter reached 4.3 million Thash/s, representing an increase of 119.1% from 2.0 million Thash/s in the same period of 2021. As we continued to develop globally, we established an international headquarters in Singapore which has already earned recognition and support from the local authorities. In order to provide best-in-class service and amplify our global reach, we are investing in building up our network of after-sales service centers overseas. We also recently launched an online store to enable global retail clients to seamlessly purchase our products. We have also been ramping up our mining business despite power shortages, and we now hold a total of 166.96 bitcoins on our balance sheet as of March 31, 2022. Looking ahead, while we are cognizant of the near-term headwinds, we are confident that our extensive experience, increasingly globalized operations, and execution capabilities put us in a solid position to navigate the current period of uncertainty.”

Mr. James Jin Cheng, Chief Financial Officer of Canaan, stated, “We delivered revenues of RMB1,356.1 million in the first quarter of 2022. The underperformance of our topline result for the quarter was anticipated, given the sudden suspension of delivery logistics during the second half of March, resulting from COVID-19 control measures in the city where our factory and warehouses are located. Since the end of March, we have been gradually resuming production and delivery, following the guidelines from the local governments. I am pleased to report that all of the employees at our factory are healthy and have returned to their posts. As of present, we have shipped out most of the delayed orders from the first quarter. In addition, despite increasing costs for raw materials, especially wafers, we managed to achieve a net income of RMB441.6 million. We are staying vigilant and will dynamically manage our operations to navigate through the challenges ahead, including the recent downward fluctuation in the bitcoin price, COVID-19 resurgence, and ongoing supply chain constraints. Our solid balance sheet with a cash position of RMB2,643.2 million as of March 31, 2022, provides us considerable liquidity to further strengthen product offerings, optimize services, and expand our presence in international markets. At the same time, in the capital markets, we are facing pressure from both cryptocurrency price fluctuations and potential de-listing risks. The share repurchase program we announced in March this year reflects our confidence in the long-term prospects of the Company’s business and our commitment to shareholder value.”

First Quarter 2022 Financial Results

Revenues in the first quarter of 2022 were RMB1,356.1 million (US$213.9 million), representing an increase of 236.7% from RMB402.8 million in the same period of 2021. The year-over-year increase was mainly attributable to the increase in total computing power sold and the average selling price per Thash/s.

Cost of revenues in the first quarter of 2022 was RMB526.3 million (US$83.0 million), representing an increase of 152.4% from RMB208.6 million in the same period of 2021. The year-over-year increase in cost of revenues was in line with revenue growth.

Gross profit in the first quarter of 2022 was RMB829.8 million (US$130.9 million), representing an increase of 327.2% from RMB194.2 million in the same period of 2021.

Total operating expenses in the first quarter of 2022 were RMB251.5 million (US$39.7 million), representing an increase of 21.0% from RMB207.9 million in the same period of 2021.

Research and development expenses in the first quarter of 2022 were RMB101.2 million (US$16.0 million), representing an increase of 73.9% from RMB58.2 million in the same period of 2021. The year-over-year increase was primarily attributable to the increased staff costs in technology-related departments as well as increased costs associated with new product development. Research and development expenses in the first quarter of 2022 also included share-based compensation expenses of RMB20.0 million (US$3.1 million).

Sales and marketing expenses in the first quarter of 2022 were RMB20.0 million (US$3.2 million), representing an increase of 217.0% from RMB6.3 million in the same period of 2021. The year-over-year increase was mainly driven by increased staff costs and advertising expenses. Sales and marketing expenses in the first quarter of 2022 also included share-based compensation expenses of RMB2.1 million (US$0.3 million).

General and administrative expenses in the first quarter of 2022 were RMB130.4 million (US$20.6 million), representing a decrease of 9.1% from RMB143.4 million in the same period of 2021. The year-over-year decrease was mainly due to decreased share-based compensation expenses, partially offset by increased staff costs and administrative expenses. General and administrative expenses in the first quarter of 2022 also included share-based compensation expenses of RMB79.3 million (US$12.5 million).

Income from operations in the first quarter of 2022 was RMB578.3 million (US$91.2 million), compared to a loss from operations of RMB13.7 million in the same period of 2021.

Net income attributable to ordinary shareholders in the first quarter of 2022 was RMB441.6 million (US$69.7 million), compared to a net income of RMB1.2 million in the same period of 2021.

Non-GAAP adjusted net income in the first quarter of 2022 was RMB543.4 million (US$85.7 million), representing an increase of 279.5% from RMB143.2 million in the same period of 2021. Non-GAAP adjusted net income excludes share-based compensation expenses and change in fair value of warrant liability. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, in the first quarter of 2022 was a loss of RMB4.8 million (US$0.8 million), compared with a gain of RMB2.4 million in the same period of 2021, due to the US dollar appreciation against the Renminbi during the first quarter of 2022.

Basic net earnings per American depositary share (“ADS”) in the first quarter of 2022 was RMB2.57 (US$0.41). In comparison, basic net earnings per ADS in the same period of 2021 was RMB0.01. Each ADS represents 15 of the Company’s Class A ordinary shares.

Diluted net earnings per ADS in the first quarter of 2022 was RMB2.57 (US$0.41). In comparison, diluted net earnings per ADS in the same period of 2021 was RMB0.01. Each ADS represents 15 of the Company’s Class A ordinary shares.

As of March 31, 2022, the Company held cryptocurrency assets that comprised 166.96 Bitcoins, with a carrying value of RMB45.3 million (US$7.1 million).

Contract liabilities as of March 31, 2022, were RMB1,769.9 million (US$279.2 million), increasing from RMB1,340.7 million as of December 31, 2021, mainly due to increased customer advances from sales orders of Bitcoin mining machines.

As of March 31, 2022, the Company had cash and cash equivalents of RMB2,643.2 million (US$417.0 million), essentially remaining flat compared to RMB2,684.3 million as of December 31, 2021, as the increased cash from customer advances was offset by increased prepayment to suppliers and income tax payment during the first quarter of 2022.

Shares Outstanding

As of March 31, 2022, the Company had a total of 158,329,596 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares. The increase in the total ADS outstanding compared with the end of the fourth quarter of 2021 was due to the ADSs transferred from outstanding Class A ordinary shares held by an existing shareholder.

Recent Developments

The Impact of the Recent COVID-19 Quarantine Control

Recently, local governments in a number of cities in China have initiated quarantine control mandates due to the recent resurgence of COVID-19 cases. On March 14, 2022, the government implemented a five-day quarantine lock-down for all residents and businesses in the city where the Company’s mining machine factory and warehouses are located. This strict quarantine control period was further extended until the end of March. This lock-down measure resulted in the logistics suspension for the delivery of the Company’s mining machines to clients that have made down payments or fully prepaid for computing power orders. As such, the Company’s revenue recognition in the first quarter of 2022 was adversely affected due to the delay in its inventory delivery.

The Company actively cooperates with the local government for pandemic control and has taken measures to ensure the health and safety of its employees in the affected region. Since the end of March, the Company has been gradually resuming production and delivery under the guidance of the local government. As of the date of this press release, the Company has completed the delivery of most of the delayed orders from the first quarter.

The Company is closely monitoring the evolvement of the COVID-19 pandemic situation and may adjust its operations further according to the quarantine requirements by the local government.

The Company’s Share Repurchase Update

In the first quarter of 2022, the Company repurchased a total of 2.1 million ADSs with an aggregate value of US$10.3 million and an average repurchase price of US$4.81 per ADS. As of the March 31, 2022, the Company has completed the share repurchase program of U$20 million approved in September 2021.

On March 16, 2022, the Company announced that its board of directors authorized a share repurchase program under which the Company may repurchase up to US$100 million worth of its outstanding (i) American depositary shares, each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 24 months starting from March 16, 2022.

The At-the-Market (“ATM”) Offering

On April 8, 2022, the Company entered into an at-the-market offering agreement (the “ATM Agreement”), providing for an at-the-market (“ATM”) equity offering program, with H.C. Wainwright & Co., LLC (“HCW”).

The Company does not currently expect to sell any ADS under the ATM program at this point in time. However, the program has been established as a flexible mechanism for the Company to access public capital markets in the future. The timing and extent of the use of the ATM program will be at the discretion of the Company, provided that the Company has satisfied certain obligations set forth in the ATM agreement, and any equity offerings will be disclosed on a quarterly basis.

The Company will prioritize shareholder interests and the general market when considering the execution of its financing plans and will make proactive adjustments to accommodate market conditions.

Business Outlook

For the second quarter of 2022, the Company expects total net revenues to be in the range of RMB1,600 million (US$252.4 million) to RMB1,800 million (US$283.9 million), representing an increase of 48% to 67% from the second quarter of 2021. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a Direct Event conference call at 8:00 A.M. U.S. Eastern Time on May 19, 2022 (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title: Canaan Inc. First Quarter 2022 Earnings Conference Call

Registration Link: http://apac.directeventreg.com/registration/event/4736536

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through May 26, 2022, by dialing the following numbers:

International:	+61-2-8199-0299
United States:	+1-646-254-3697
Hong Kong, China:	+852-3051-2780
Replay PIN:	4736536

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. The company’s vision is “super computing is what we do, social enrichment is why we do it.” Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3393 to US$1.00, the noon buying rate in effect on March 31, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F, as amended. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non -GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted net income, as supplemental measures to review and assess its operating performance. The Company defines adjusted net income as net income excluding share -based compensation expenses and change in fair value of warrant liability. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation and change in fair value of warrant liability have been and may continue to be incurred in Canaan’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.

Ms. Xi Zhang

Email: IR@canaan-creative.com

ICR, LLC.

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	As of December 31,	As of March 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,684,342	2,643,183	416,952
Restricted cash	47,362	47,412	7,479
Accounts receivable, net	367	1	—
Inventories	812,363	1,193,304	188,239
Prepayments and other current assets	1,729,027	1,890,192	298,169

Total current assets	5,273,461	5,774,092	910,839

Non-current assets:
Cryptocurrency	20,310	45,256	7,139
Property, equipment and software	185,566	313,022	49,378
Right-of-use assets, net	30,920	27,552	4,346
Deferred tax assets	99,044	66,750	10,530
Other non-current assets	2,956	3,840	606
Non-current financial investment	20,000	20,000	3,155

Total non-current assets	358,796	476,420	75,154

Total assets	5,632,257	6,250,512	985,993

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	143,441	101,175	15,960
Contract liabilities	1,340,731	1,769,897	279,194
Income tax payable	148,719	151,651	23,922
Accrued liabilities and other current liabilities	437,394	157,382	24,826
Lease liabilities, current	14,819	14,713	2,321

Total current liabilities	2,085,104	2,194,818	346,223

Non-current liabilities:
Lease liabilities, non-current	16,292	13,323	2,102
Warrant liability	66,347	66,505	10,491
Other non-current liabilities	5,824	5,305	837

Total liabilities	2,173,567	2,279,951	359,653

Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,804,138,492 shares issued, 2,577,386,552 and 2,580,402,467 shares outstanding as of December 31, 2021 and March 31, 2022, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Treasury stocks (US$0.00000005 par value; 226,751,940 shares as of December 31, 2021 and 223,736,025 shares as of March 31, 2022, respectively)	(231,281)	(193,029)	(30,450)
Additional paid-in capital	2,891,134	2,992,482	472,052
Statutory reserves	97,420	97,420	15,368
Accumulated other comprehensive loss	(101,925)	(106,715)	(16,834)
Retained earnings	803,342	1,180,403	186,204

Total shareholders’ equity	3,458,690	3,970,561	626,340

Total liabilities and shareholders’ equity	5,632,257	6,250,512	985,993

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Revenues	402,774	1,356,113	213,922
Cost of revenues	(208,556)	(526,319)	(83,025)

Gross profit	194,218	829,794	130,897

Operating expenses:
Research and development expenses	(58,161)	(101,155)	(15,957)
Sales and marketing expenses	(6,298)	(19,966)	(3,150)
General and administrative expenses	(143,426)	(130,407)	(20,571)

Total operating expenses	(207,885)	(251,528)	(39,678)

Income (loss) from operations	(13,667)	578,266	91,219
Interest income	430	3,244	512
Change in fair value of warrant liability	—	(445)	(70)
Investment income	184	—	—
Interest expense	(231)	—	—
Foreign exchange gains, net	13,008	913	144
Other income, net	1,489	423	67

Income before income tax expenses	1,213	582,401	91,872
Income tax expense	(9)	(140,799)	(22,210)

Net income	1,204	441,602	69,662

Foreign currency translation adjustment, net of nil tax	2,357	(4,789)	(755)

Total comprehensive income	3,561	436,813	68,907

Weighted average number of shares used in per Class A and Class B ordinary share calculation:
— Basic	2,349,277,761	2,580,294,054	2,580,294,054
— Diluted	2,423,489,527	2,582,735,151	2,582,735,151
Net earnings per Class A and Class B ordinary share (cent per share)
— Basic	0.05	17.11	2.70
— Diluted	0.05	17.10	2.70
Share-based compensation expenses were included in:
Cost of revenues	177	—	—
Research and development expenses	24,059	19,962	3,149
Sales and marketing expenses	2,980	2,118	334
General and administrative expenses	114,760	79,267	12,504

The table below sets forth a reconciliation of net income to non-GAAP adjusted net income for the period indicated:

	For the Three Months Ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
Net income	1,204	441,602	69,662
Share-based compensation expenses	141,976	101,347	15,987
Change in fair value of warrant liability	—	445	70

Non-GAAP adjusted net income	143,180	543,394	85,719